
03053297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bison Capital Inc.

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1121 Westrac Drive - Suite 108
(No. and Street)

Fargo (City) North Dakota (State) 58103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Davis 701-293-0064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Giddings & Associates
(Name – *if individual, state last, first, middle name*)

2700 12th Avenue South - Suite A (Address) Fargo, (City) North Dakota (State) 58103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bison Capital, Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial & Operations Principal

Title

RONETTE DAVIS
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 2, 2005



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIDDINGS & ASSOCIATES, Ltd.
Accountants *and* Consultants

BISON CAPITAL, INC.

FARGO, NORTH DAKOTA

FINANCIAL STATEMENTS

March 31, 2003 and 2002



TABLE OF CONTENTS

Mark S. Giddings, CPA
Steven P. Maag, CPA



2700 12th Ave. SW, Suite A
Fargo, ND 58103
FAX 701-232-8270
701-232-7612

GIDDINGS & ASSOCIATES, Ltd.
Accountants *and* Consultants

Board of Directors
Bison Capital, Inc.
Fargo, North Dakota

We have audited the accompanying statements of financial condition of Bison Capital, Inc. as of March 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bison Capital, Inc. as of March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic

financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Giddings and Associates, Ltd.

Fargo, North Dakota
May 12, 2003

BISON CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 54,948	$ 10,195
Commission receivable-affiliate	4,000	-
Prepaid expenses	1,009	1,388
Supply inventory	-	250
Total current assets	59,957	11,833
FURNITURE AND FIXTURES, at cost	1,459	1,459
Less accumulated depreciation	1,422	1,397
	37	62
OTHER ASSETS		
Deferred tax asset	13,000	22,800
TOTAL ASSETS	$ 72,994	$ 34,695
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,206	$ 936
Total current liabilities	1,206	936
STOCKHOLDERS' EQUITY		
Common stock at $1 par value; authorized 100,000 shares; issued and outstanding, 50,000 shares	50,000	50,000
Additional paid-in capital	85,500	82,500
Retained earnings (accumulated deficit)	(63,712)	(98,741)
	71,788	33,759
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 72,994	$ 34,695

The accompanying notes are an integral part of these financial statements.

BISON CAPITAL, INC.
STATEMENT OF INCOME (LOSS)
For the Years Ended March 31, 2003 and 2002

	2003	2002
REVENUE		
Commissions	$ 63,357	$ 1,655
Interest and dividend income	287	222
	63,644	1,877
EXPENSES		
Commissions and fees	3,000	-
Advertising	465	3,199
Fees and licenses	1,218	1,838
Rent	7,500	3,000
Insurance and bonds	523	481
Office expense and miscellaneous	997	839
Professional fees	4,798	7,649
Depreciation	25	77
Travel	39	774
Education and training	250	348
Donations	-	5,000
	18,815	23,205
NET INCOME(LOSS)BEFORE INCOME TAXES	44,829	(21,328)
(Provisions for)benefit from income taxes	(9,800)	3,700
NET INCOME (LOSS)	$ 35,029	$(17,628)

The accompanying notes are an integral part of these financial statements.

BISON CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended March 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE (DEFICIT), March 31, 2001	$ 50,000	$ 60,500	$(81,113)	$ 29,387
CONTRIBUTED CAPITAL	-	22,000	-	22,000
NET LOSS	-	-	(17,628)	(17,628)
BALANCE (DEFICIT), MARCH 31, 2002	$ 50,000	$ 82,500	$(98,741)	$ 33,759
CONTRIBUTED CAPITAL	-	3,000	-	3,000
NET INCOME	-	-	35,029	35,029
BALANCE (DEFICIT), MARCH 31,2003	$ 50,000	$ 85,500	$(63,712)	$ 71,788

The accompanying notes are an integral part of these financial statements.

BISON CAPITAL, INC.
STATEMENT OF CASH FLOW
For the Years Ended March 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 35,029	$(17,628)
Adjustment to reconcile net income (loss) to net cash provided from (used by) operating activities:		
Depreciation	25	77
Deferred taxes	9,800	(3,700)
Changes in assets and liabilities		
Commissions receivable	(4,000)	(80)
Supplies inventory	250	-
Prepaid expenses	379	(136)
Accounts payable	270	(193)
Net cash provided from (used by)operations	41,753	(21,500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions received	3,000	22,000
NET INCREASE IN CASH	44,753	500
CASH, beginning of year	10,195	9,695
CASH, end of year	$ 54,948	$ 10,195

The accompanying notes are an integral part of these financial statements.

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2003 and 2002

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bison Capital, Inc., is a North Dakota corporation operating as a broker/dealer in securities under the Securities Exchange Act of 1934.

The company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(I) provide that the company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between itself and its customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers."

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Marketable Securities

Under SFAS No. 124, investments in marketable securities with readily determinable fair values are included at their fair values in the statement of financial position.

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the Years Ended March 31, 2003 and 2002

Security Transactions

Commission revenue and expenses are reflected in these financial statements as of the trade date.

Depreciation

Depreciation is provided on a double-declining balance basis using estimated useful life of five to seven years.

Income Taxes

Accounting policies used for federal and state income tax purposes are substantially consistent with those used for financial reporting purposes.

Advertising

Advertising costs are expensed when the advertising first appears.

B. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2003 and 2002, the company's net capital requirements were as follows:

	2003	2002
Net capital ratio	.02:1	.10:1
Net capital	$53,742	$ 9,259
Net capital requirement	$ 5,000	$ 5,000

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the Years Ended March 31, 2003 and 2002

C. RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

D. INCOME TAXES

On March 31, 2003 and 2002, a deferred tax asset of $13,000 and $22,800 has been recorded based on the net operating loss carryover being utilized over a fifteen-year period beginning March 31, 1995. The company does not believe a deferred tax asset valuation is required because all tax carryovers are expected to be fully utilized before they start to expire in 2010.

E. RELATED PARTY TRANSACTIONS

The Company paid rent and management fees to Dakota REIT Management, Inc., a corporation which is owned by George Gaukler, a vice president of the Company, as follows:

	2003	2002
Rent and fees	$7,500	$3,000

The Company received sales commissions totaling $44,610 and $1,443 in 2003 and 2002,respectively from Dakota Real Estate Investment Trust an entity of which George Gaukler is on the Board of Trustees.

The Company received sales commissions totaling $14,000 in 2003,from PDA LLLP an entity of which George Gaukler is the General Partner.

The company recorded sales commissions receivable totaling $4,000 in 2003, from 32nd Center LLLP an entity of which George Gaukler is a General Partner.

F. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of Bison Capital, Inc.'s financial instruments on March 31, 2003, none of which are held for trading purposes, are as follows:

Financial Assets	Carrying Amount	Fair Value
Cash	$ 54,948	$ 54,948

The carrying amounts reported for cash in the statement of financial position approximate fair value.

BISON CAPITAL, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended March 31, 2003 and 2002

	2003	2002
NET CAPITAL		
Total stockholder's equity from the statement of financial condition	$ 71,788	$ 33,759
Adjustment - Non-allowable assets	(18,046)	(24,500)
NET CAPITAL	$ 53,742	$ 9,259
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$ 5,000	$ 5,000
Excess of net capital	$ 48,742	$ 4,259
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of the statement of financial condition	$ 1,206	$ 936
Ratio of aggregate indebtedness to net capital	.02:1	.10:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17 A-5, as originally filed	$ 53,742	$ 9,259
Net audit adjustments	-	-
	$ 53,742	$ 9,259
Total aggregate indebtedness included in the statement of financial condition per Part II of Form X-17A-5, as originally filed	$ 1,206	$ 936
Net audit adjustments	-	-
	$ 1,206	$ 936

Mark S. Giddings, CPA
Steven P. Maag, CPA



2700 12th Ave. SW, Suite A
Fargo, ND 58103
FAX 701-232-8270
701-232-7612

GIDDINGS & ASSOCIATES, Ltd.
Accountants *and* Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Bison Capital, Inc.
Fargo, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Bison Capital, Inc. (the Company), for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2, Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Board of Directors
Bison Capital, Inc.
Fargo, North Dakota
Page 2

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and

not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Giddings and Associates, Ltd.

Fargo, North Dakota
May 12, 2003